CONSULTANT SERVICES AGREEMENT

This Consultant Services Agreement ("Agreement") is made effective as of August 1, 2001 (the "Effective Date"), by and between VirtualSellers.com with offices located at Suite 1000, 120 North LaSalle Street, Chicago, Illinois 60602 A Canada corporation ("Company") and Steven Braff, an individual with offices at 10 Dish Lane, Stowe Vermont, 05672 ("Consultant"). In consideration of the following mutual covenants and agreements, and subject to the terms and conditions set forth herein, the parties hereto agree as follows.

1. Terms of Agreement. This agreement will begin on the Effective Date and shall terminate on February 22, 2002, or as otherwise described in this Agreement.

2. Scope of Work. Consultant will perform the consulting services including analysis of the purchase of Healthtrac, assistance in CEO search, marketing consulting, and advisor to the CEO in understanding the medical market.

3. Compensation. As Secretary to the Company and Consultant, the aggregate amount of Compensation for the services described is $25,000 to be paid to the Consultant in cash or company stock.

4. Manner of Performance. Consultant represents to have the requisite expertise, ability, and legal right to render the Services and will perform such Services in an efficient manner. Consultant will abide by all laws, rules, and regulations that apply to the performance of the Services.

5. Independent Contractor. Consultant is an independent contractor, not an employee or agent or Company. Nothing in this Agreement shall render Consultant an employee or agent of the company, nor authorize or empower Consultant to speak for, represent, or obligate Company in any way.

6. Conflicts of Interest. Consultant represents to having advised Company in writing prior to the date of signing this Agreement of any relationship with third parties, including competitors of Company which would present a conflict of interest with the rendering of the Services, or which would prevent Consultant from carrying out the terms of this Agreement, or which would present a significant opportunity for the disclosure of confidential information.

7. Confidentiality. In the course of this Agreement, it is anticipated that Consultant will learn of information that Company regards as confidential or proprietary, including without limitation, information regarding the nature and operation of Company's business. Consultant will keep confidential this information and any other information which may be acquired related to Company, including but not limited to, information relating to new products, customers, pricing, know-how, processes, and practices, unless and until Company consents to disclosure, or unless such knowledge and information otherwise becomes generally available to the public through no fault of consultant. This undertaking to keep information confidential will survive the termination of this agreement.

8. General. No assignment by either of the parties of this Agreement or any sums due under it will be binding. This Agreement supersedes all prior agreements and understandings between the parties respecting the subject matter of this Agreement. This Agreement may not be changed or terminated orally by or on behalf of either party. In the event either party breaches this Agreement, the other party will have the right to terminate the Agreement. The rights granted by this paragraph are in addition to all other remedies and rights available at law or in equity. This agreement shall be construed according to the laws of Illinois for contracts made within that state.

Signatures

Dr. Steven Braff
/s/ Dr. Steven Braff
Date: 3/16/02

For VirtualSellers.com, Inc.
By: /s/ Dennis Sinclair
Name: Dennis Sinclair
Title: CEO
Date: March 6, 2002